WHEELHOUSE CAPITAL INVESTMENTS, INC.

FORM C/A
Offering Memorandum

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations.

§227.201(A) – BASIC INFORMATION ABOUT THE COMPANY

Name of Company	Wheelhouse Capital Investments, Inc. d/b/a Wicked Frosty Farms
State of Organization	Massachusetts
Date Company Was Formed	March 18th, 2019
Kind of Entity (Check One)	Corporation
Street Address	203 Washington St, Ste 212 Salem, MA 01970
Website Address	http://wickedfrostyfarms.com/

§227.201(B) – DIRECTORS AND OFFICERS OF THE COMPANY

Name	John Perry Bailes	
All positions with the Company and How Long for Each Position	Position CEO	How Long Since incorporation



Business Experience During Last Three Years	Please see Appendix C	

Name	Veronica Burba	
All positions with the Company and How Long for Each Position	Position Co-Founder & Treasurer	How Long Since incorporation
Business Experience During Last Three Years	Please see Appendix C	

Name	Christopher Sicuranza	
All positions with the Company and How Long for Each Position	Position Secretary	How Long Since incorporation
Business Experience During Last Three Years	Please see Appendix C	

§227.201(C) – EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER

Name	John Perry Bailes
Name	Veronica Burba
Name	Christopher Sicuranza

§227.201(D) – THE COMPANY'S BUSINESS AND BUSINESS PLAN

OVERVIEW OF WICKED FROSTY FARMS

Wicked Frosty Farms is a group of adult-use cannabis aficionados dedicated to cultivating and providing the highest quality strains of cannabis products to registered Marijuana Establishments in Massachusetts. Our start-up team of local experts aims to do this in a transparent and open manner that is fully compliant with applicable laws and regulations.

We are raising funds to acquire a license from a municipality in Massachusetts that will permit us to cultivate, process, manufacture, and sell cannabis and cannabis derivative products to corporate and retail consumers.

We pride ourselves on our professionalism and our vision of ending the stigma of marijuana, while working with our customers to enhance their quality of their lives. Wicked Frosty Farms' mission is to be the apex cultivator of high-grade craft cannabis for the Commonwealth of Massachusetts.

Our products use both proprietary and safe cultivation methods to ensure that we can offer our adult-use customers an excellent product that will enhance the quality of their lives.



We are committed to being the state's leader in quality, compliance, innovation, and social responsibility. We will work tirelessly to exceed customer and regulatory expectations.

We hope to be a model cannabis company, setting the industry example for the finest cultivation, most responsive staff, highest standard protocols and meaningful partnerships within the communities we serve.

BUSINESS MODEL

We intend to seek licensing from a municipality in Massachusetts that will permit us to cultivate, process, manufacture, and sell cannabis and cannabis derivatives to corporate customers and retail consumers.

Our cannabis oil cartridges will include the highest quality cannabis oil. They have been tested for potency, making them the perfect choice for anyone who doesn't want to sacrifice quality for convenience.

We also intend to offer flower, shatter, pure oil, capsules/pills and tinctures, and other cannabis derivative products.

All of our cannabis derivative products will include Laboratory Test Results in their packaging, showcasing our commitment to quality and transparency

THE MARKET

Spending on legal cannabis worldwide is expected to hit $57 billion by 2027, while the cannabis market in the United States and Canada is estimated to be about $46.5 billion and other $10.5 billion would go to other markets. The recreational market will cover 67% of the spending; medical cannabis will take up the remaining 33%.

The global legal cannabis market amounted to $9.5 billion in 2017, growing by 37 percent on the year, according to the report "The Road Map to a $57 Billion Worldwide Market". The largest market was the United States, which totaled $8.5 billion. It was followed by Canada with $600 million. Analysts predicts the overall cannabis market for legal adult-use and medical sales in North America to reach $24.5 billion by 2021. That brings the compound annual growth rate (CAGR) to 28%.



According to a report provided by Energias Market Research, the global medical cannabis market is projected to increase in value from $8.28 billion in 2017 to $28.07 billion in 2024 and at a CAGR of 19.1% from 2018 to 2024.

KEY TRENDS

The initial decision by many U.S. states and Canada to create medical-only cannabis regulations prompted many other countries to act similarly while California's and Canada's willingness to legalize adult recreational use triggered a second wave of laws internationally to increase access to medical cannabis.

South America has some of the most liberal medical cannabis programs. Led by Brazil, Argentina, Peru and Uruguay, the South American medical cannabis market may grow from $125 million in 2018 to $776 million in 2027.

Germany is poised to be the leader of the European cannabis market, and Italy is expected to be second with $1.2 billion in sales by 2027. Overall, however, the European cannabis market is not expected to grow as stridently as its potential suggests.

Australia's legal cannabis market is forecast to grow from $52 million in 2018 to $1.2 billion in 2027, the 5th largest in the world.

Israel has a small population and a long history of legal medical marijuana use. It continues as a leader with years in the development of cannabis pharmaceuticals.

THE OPPORTUNITY

Massachusetts is expecting over $2 billion in recreational marijuana sales and projected to bring in over $200 million in tax revenue.

"Massachusetts Cannabis Control Commission Chairman Steven Hoffman said *'I think we're in a rhythm where … four to eight retail stores will open every month [in 2019].'*" ([Source](#))

Analysts predicts the overall cannabis market for legal adult-use and medical sales in North America to reach $24.5 billion by 2021.



33 U.S. states have given the OK in some capacity, with 10 approving recreational pot and more states slated to decriminalize across 2019 and 2010.

Two-thirds of Americans now favor legalization, despite only 25% of the population wanting to see legalization in Gallup's 1995 national poll. A October 2018 survey showed that an all-time record 66% of respondents now favor legalizing marijuana in the United States. In all major surveys other than Gallup, the results are relatively consistent, with a majority of respondents favoring legalization.

The two groups most opposed to weed, Republicans and senior citizens, have changed their tune. Historically, both demographic groups have had notably more negative views of cannabis than other political parties and younger Americans. But in the October Gallup survey, we saw seniors and Republicans demonstrate favorability toward legalization for the first time in history. Their support might be the secret ingredient needed to actually amend federal cannabis laws in the United States.

With industry and financial experts agreeing that cannabis markets will continue to have a meteoric rise domestically and internationally, early leaders who establish communities, brands and/or products will continue overall progress.

The cannabis market in the United States and Canada is estimated to be about $46.5 billion; The recreational market accounts for 67% of the spending, medical cannabis the remaining 33%.

COMPETITIVE STRATEGY
The medical and adult-use cannabis industry is known to be highly competitive in the U.S and in most parts of the world. The industry is growing and there are an increasing number of competitors across all verticals. Clients can obtain their adult use cannabis products from a host of services and businesses, including black-market products that are largely untested. Consumers are looking for high quality products that are safe to enjoy using sustainable practices.



Despite efforts from local entrepreneurs and regional farmers, municipal leaders continue to delay progress due to stigmatized opinions, misinformation or preferential preferences for out-of-state enterprises. Despite competition against these large, well-backed businesses, companies such as Wicked Frosty Farms can still get their fair share of the market through commitment to quality, not quantity.

The branding of Wicked Frosty Farms plays a role in our success, which establishes a clear connection to the Commonwealth and our community therein. Brand recognition has been wildly successful, starting on the grass roots level via social media outlets, events and apparel.

Currently, Wicked Frosty Farms enjoys a regional fanbase that continues to grow and earn trust beyond social media, but through expos, industry round-tables, podcasts and pop-up events. It is through top-notch client service paired with a high quality product that they can secure a fair premium price. Our team of visionaries, cultivators and business professionals - alongside our proprietary methods and intellectual property - will ensure our success.

In this industry, most of the competitive dynamics center around the following: quality of cannabis, the services offered, branding and location. We will excel and aim to exceed expectations on quality of products and services, while listening to our customers and market trends alike.

§227.201(E) – NUMBER OF EMPLOYEES

The Company currently has 3 employees.

§227.201(F) – RISKS OF INVESTING

Required Statements

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.



The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Please refer to Appendix A for risks of investing in this investment

Risks in Educational Materials

Our [Educational Materials](#) list risks that are common to many of the companies on the MainVest platform.

§227.201(G) – TARGET OFFERING AMOUNT AND OFFERING DEADLINE

Target Offering Amount	$150,000
Offering Deadline	July 19th, 2019

Required Statement

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(H) – COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$500,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

§227.201(I) – HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

The Company is Reasonably Sure it Will Use the Money as Follows

Use of Money	How Much (if Minimum)	How Much (if Maximum)
Compensation to MainVest*	$9,000	$30,000
Liquidity Fund	$5,000	$5,000
HCA Agreement Fund	$55,000	$230,000
LOI Agreement	$20,000	$90,000



Community Outreach Meetings	$2,500	$3,000
Environmental study	$5,000	$10,000
Architecture & Engineering Fees	$8,000	$32,000
Background Check Fees	$4,500	$4,500
CCC Licensing Fees	$18,425	$33,425
Legal Fees	$15,000	$30,000
Office Rental	$3,000	$6,000
Operating Capital	$4,575	$26,075
TOTAL	$150,000	$500,000

* Compensation may vary. Compensation to MainVest is structured as 3% for investors referred by the Company and 9% from other investors.

§227.201(J) – THE INVESTMENT PROCESS

To Invest
- Review this Form C and the Campaign Page
- If you decide to invest, press the *Invest* button
- Follow the instructions

To Cancel Your Investment

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to your dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

NOTE: For more information about the investment and cancellation process, see Educational Materials.

Required Statements
- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

§227.201(K) – MATERIAL CHANGES

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

EXPLANATION: A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a



material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(L) – PRICE OF THE SECURITIES

The Company is offering "securities" in the form of Simple Agreements for Future Equity, which we refer to as the "SAFEs." The SAFEs are being offered at their face amount. For example, you will pay $1,000 for a SAFE with a face amount of $1,000.

§227.201(M) – TERMS OF THE SECURITIES

Overview
We are offering securities in the form of a Simple Agreement for Future Equity ("SAFE"), which provides Investors the right to preferred stock in the Company ("Preferred Stock") when and if the Company sponsors an equity offering that involves Preferred Stock on the standard terms offered to other investors. To view a copy of the SAFEs offered to investors, please see the attachments filed with this Form C.

Conversion to Preferred Equity
When the Company engages in an offering of equity interests involving Preferred Stock, Investors will receive a number of shares of Preferred Stock calculated using the method that results in the greater number of shares of Preferred Stock to the Investor:

(i) the amount invested by the Investor at the price per share of the Standard Preferred Stock sold in the future equity financing multiplied by the Discount Rate; or

(ii) if the valuation for the Company is more than $6,000,000 (the "Valuation Cap"), the amount invested by the Investor at a price per share equal to the Valuation Cap divided by the Company's capitalization.

Additional Terms of the Valuation Cap
For purposes of option (ii) above, the Company's capitalization will be measured as all shares of stock outstanding at the time, not including any SAFEs or convertible notes, plus any common stock reserved and available for future grant under any equity incentive or similar plan of the Company or to be created or increased in connection with our equity offering at that time.

Major Investors
A Major Investor is one who invests a minimum of $25,000.00 in the offering. Major Investors receive certain rights and preferences that are not available to investors that invest less than that amount.

No Voting Rights
Investors will have no voting rights in the Company. Instead, the Company's CEO will be provided a proxy to vote on such investors' behalf.



Liquidity Events

If the Company has an initial public offering or is acquired by, merged with, or otherwise taken over by another company or new owners prior to Investors in the SAFEs receiving Preferred Stock, the investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the terms of the SAFEs) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. Please see the SAFEs for definitions and additional terms.

Obligation to Contribute Capital

Once you pay for your SAFE, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

The SAFEs will be illiquid (meaning you might not be able to sell them) for four reasons:

• The Company's certificate of incorporation, bylaws, and/or other agreements prohibit the sale or other transfer of SAFEs without the Company's consent.

• If you want to sell your SAFE the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.

• Even if a sale were permitted, there is no ready market for the SAFEs, as there would be for a publicly-traded stock.

• By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your SAFE indefinitely.

Other Classes of Securities

The Company has outstanding the following securities:

Name of Security	Class F Common Shares
Number of Shares Outstanding	5,950
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Class F has voting rights with 10 votes per share.
How These Securities Differ from the SAFEs Offered to Investors	Class F Common is common stock of the company, whereas, the SAFE is a simple agreement for future equity.

Please see the Appendix B: Auditor's Review Report for additional information on classes of stock of the Company, including information on the expected restructuring of the Company.

Dilution of Rights



The Company has the right to create additional classes of securities, both equity securities and debt securities (*e.g.*, other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the SAFEs. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name	Percentage of Voting Rights
John Perry Bailes	35%
Veronica Burba	20%
Christopher Sicuranza	20%

How the Exercise of Voting Rights Could Affect You

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely your SAFEs will convert to equity and gain in value. If they make poor business decisions, it is less likely your SAFEs will convert to equity and gain in value. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the SAFEs are Being Valued

The SAFEs are being valued at their face value. We don't anticipate that we'll ever need to place a value on the SAFEs in the future.

§227.201(N) – THE FUNDING PORTAL

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

§227.201(O) – COMPENSATION OF THE FUNDING PORTAL

The Company will compensate MainVest, Inc. as follows:

Upon successful completion of the offering, MainVest will be paid 3% of the total amount raised from any person introduced by the Company in connection with the Offering, provided that the Company has identified any such persons to MainVest in writing by the completion of the Offering; and 9% of the total amount raised from all other investors in the Offering.



MainVest does not receive compensation if the offering does not succeed.

MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest, Inc. to acquire an interest.

§227.201(P) – INDEBTEDNESS OF THE COMPANY

Creditor	Amount	Interest rate	Maturity Date (due date)	Other Important Terms
Notes to Shareholders	$48,076	0%	n/a	n/a

§227.201(Q) – OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

§227.201(R) – TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Related Party Loan at 0% interest (Company as borrower)	Before incorporation	J. Perry Bailes	Founder	$38,993
Related Party Loan at 0% interest (Company as borrower)	Before incorporation	Veronica Burba	Founder	$7,639
Related Party Loan at 0% interest (Company as borrower)	Before incorporation	Christopher Sicuranza	Founder	$1,444

§227.201(S) – THE COMPANY'S FINANCIAL CONDITION

The Company is a newly established entity. As such, there are limited financial statements and information for the investor to review.



In addition to the funds the Company plans to raise through regulation crowdfunding on MainVest, the Company will need to secure other funds in the future for the completion of its buildout, equipment, and ultimately to launch the Company.

Please refer to Appendix B: Auditor's Review Report for additional information on the financial condition of the Company.

§227.201(T) – THE COMPANY'S FINANCIAL STATEMENTS

Historical Financial Statements

Please see Appendix B for reviewed historical financial statements.

§227.201(U) – DISQUALIFICATION EVENTS

EXPLANATION: A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Education Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(V) – UPDATES ON THE PROGRESS OF THE OFFERING

To track the investment commitments we've received in this Offering, click to see the Progress Bar

§227.201(W) – ANNUAL REPORTS FOR THE COMPANY

We will file a report with the Securities and Exchange Commission annually and post the report on our website at http://wickedfrostyfarms.com/, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(X) – OUR COMPLIANCE WITH REPORTING OBLIGATIONS

EXPLANATION: This item requires a company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.



The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(Y) – OTHER IMPORTANT INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

N/A

(Z) - ADDITIONAL INFORMATION INCLUDED IN THE FORM C

	Most recent fiscal year-end tax return information	Prior fiscal year-end tax return information
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

